SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ruckus Wireless, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781220108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781220108	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons Selina Y. Lo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,864,739[1]
	6.	Shared Voting Power 576,814[2]
	7.	Sole Dispositive Power 6,864,739[1]
	8.	Shared Dispositive Power 576,814[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,441,553
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.7%
12.	Type of Reporting Person (see instructions) IN

[1]	Consists of 2,532,960 shares of common stock held by the Selina Y. Lo Trust U/T/D 7/22/97 and options exercisable for 4,331,779 shares of common stock within sixty days of the date of event which requires this filing. The Reporting Person is a Trustee of the Selina Y. Lo Trust U/T/D 7/22/97.
[2]	Consists of 293,097 shares of common stock held by The Lo 1999 Family Trust for the benefit of certain family members of the Reporting Person, 11,100 shares of common stock held by The 2003 Irrevocable Trust for the benefit of a certain family member of the Reporting Person, 16,099 shares of common stock held by The 2004 Irrevocable Trust for the benefit of a certain family member of the Reporting Person, 253,871 shares of common stock held by the Selina Lo Family Trust Dated December 4, 2012, and 2,647 shares held by Moonlight, LLC. The Reporting Person is a Trustee of The Lo 1999 Family Trust, The 2003 Irrevocable Trust and The 2004 Irrevocable Trust. The Reporting Person is Grantor of the Selina Lo Family Trust Dated December 4, 2012. The reporting person is a managing member of Moonlight, LLC.

CUSIP No. 781220108	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: Ruckus Wireless, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 350 West Java Drive, Sunnyvale, CA 94089

Item 2(a).	Name of Person Filing: Selina Y. Lo

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Ruckus Wireless, Inc.,

350 West Java Drive, Sunnyvale, CA 94089

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 781220108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 781220108	13G	Page 4 of 4 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned: 7,441,553
(b)	Percent of Class: 8.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 6,864,739[1]
(ii)	Shared power to vote or to direct the vote 576,814[2]
(iii)	Sole power to dispose or to direct the disposition of 6,864,739[1]
(iv)	Shared power to dispose or to direct the disposition of 576,814[2]

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

[1]	Consists of 2,532,960 shares of common stock held by the Selina Y. Lo Trust U/T/D 7/22/97 and options exercisable for 4,331,779 shares of common stock within sixty days of the date of event which requires this filing. The Reporting Person is a Trustee of the Selina Y. Lo Trust U/T/D 7/22/97.
[2]	Consists of 293,097 shares of common stock held by The Lo 1999 Family Trust for the benefit of certain family members of the Reporting Person, 11,100 shares of common stock held by The 2003 Irrevocable Trust for the benefit of a certain family member of the Reporting Person, 16,099 shares of common stock held by The 2004 Irrevocable Trust for the benefit of a certain family member of the Reporting Person, 253,871 shares of common stock held by the Selina Lo Family Trust Dated December 4, 2012, and 2,647 shares held by Moonlight, LLC. The Reporting Person is a Trustee of The Lo 1999 Family Trust, The 2003 Irrevocable Trust and The 2004 Irrevocable Trust. The Reporting Person is Grantor of the Selina Lo Family Trust Dated December 4, 2012. The reporting person is a managing member of Moonlight, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
Date

/s/ Selina Y. Lo
Signature

Selina Y. Lo
Name/Title